
13003066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Date of Report: November 21, 2013

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

A copy of the Registrant's Annual Report to shareholders for the fiscal year ended June 30, 2013 is furnished herewith but is not incorporated by reference into any other documents.

EXHIBITS

The following information is furnished to the SEC.

Exhibit No.	Document
(1)	Annual Report to shareholders for the fiscal year ended June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.



Date: November 21, 2013

By:
Name: Nicole Rusaw
Title: Chief Financial Officer

EXHIBIT 1

TRANSITION

TECHNOLOGY UPDATE NOVEMBER 2013

THERAPEUTICS

ALZHEIMER'S DISEASE

PHASE II ONGOING

ELND005 (*scyllo*-inositol) Helps Reduce Agitation and Aggression in AD Patients

Currently in a clinical study in approximately 400 moderate-to-severe AD patients

BIPOLAR DISORDER

PHASE II ONGOING

Mood-Stabilizing Effects of ELND005

Clinical study involving approximately 400 patients with Bipolor I Disorder Underway

TYPE 2 DIABETES / OBESITY

PHASE II PLANNED

Next Generation Diabetes Therapy TT401

Provides effective glucose control and additional clinical benefits including weight loss


TTHI on NASDAQ and TTH on TMX

ELND005 for Neuropsychiatric Symptoms

ELND005 WITH A UNIQUE MECHANISM OF ACTION FOR THE TREATMENT OF CNS DISORDERS

ELND005 reduces myo-inositol levels in the brain, which are found elevated in a variety of CNS disorders and correlated with abnormal cell signaling and neuropsychiatric symptoms.

- Oral drug that crosses the blood-brain-barrier
- Acceptable human safety profile



Agitation - Aggression in Alzheimer's disease

Alzheimer's disease affects 13 million people in the US and Europe, and 90% of AD patients develop neuropsychiatric symptoms. Agitation/aggression occurs in up to 60% of AD patients and it is considered a major reason for institutionalizing AD patients.

Bipolar Disorder

Bipolar disorder is a lifelong recurrent condition that causes dramatic mood swings from euphoria and mania on one extreme to devastating depression on the other. These mood episodes may last for weeks or months affecting ~3.5 million patients in the US and EU.

Down Syndrome

Caused by an extra copy of chromosome 21, Down syndrome is the most common genetic form of intellectual disability with a prevalence of 1 in 700 live births in the US. It is associated with intellectual disability in children and an increased risk of AD in adults.

Figure 2.
ELND005 reduces emergence of agitation/aggression in AD patients at week 12



Emergence probability
30
20
10
0
23.1%
6.7%
Placebo
ELND005 treatment

Figure 3.
ELND005 reduces emergence of new depression and anxiety in mild AD patients during the 78-week treatment period



% Patients
40
30
20
10
0
41%
21%
32%
14%
Depression
Anxiety
Placebo (N=44)
ELND005 (N=43)

ELND005 is a small molecule oral compound that uniquely provides a dual mechanism of action to address changes in neuropsychiatric outcomes, cognition and function in Alzheimer's disease (AD). A Phase II study involving 350 mild-to-moderate Alzheimer's patients provides the key data supporting the use of ELND005 for the treatment of neuropsychiatric symptoms (NPS) such as agitation/aggression, depression, and anxiety associated with various CNS disorders.

Studies have shown that NPS are positively correlated with brain levels of *myo*-inositol, a cell-signaling molecule. Mood stabilizers in the market such as lithium and valproic acids typically reduce brain *myo*-inositol levels by 15 to 25% in patients who have responded to the treatment. In the Phase II AD study, ELND005 led to a 45% reduction in *myo*-inositol levels in the brain (figure 1) with the concurrent decrease in the emergence of new NPS in AD patients (figure 2, 3).

Figure 1.
ELND005 reduces *myo*-inositol levels in the brain



myo-Inositol levels*
100
80
60
40
20
0
100%
45%
55%
Baseline
ELND005 treatment

** Expressed as percentage of baseline myo-inositol levels*

In addition to its effects on *myo*-inositol levels in the brain, ELND005 treatment was associated with a reduction in the levels of beta amyloid and tau proteins in the cerebrospinal fluid of Alzheimer's patients (Phase II AD study data). Abnormal levels of these proteins are pathological hallmarks in AD as well as clinical targets for the treatment of the disease. The clinical data for cognitive and functional endpoints in the study also showed encouraging trends of efficacy in a pre-specified sub-analysis of mild AD patients.

TRANSITION THERAPEUTICS INC.

2013 YEAR-END FINANCIAL REPORT

LETTER TO SHAREHOLDERS

Dear Shareholders,

The goal of every biotechnology company is to ultimately offer a product of medical benefit to patients. With that goal always firmly in mind, Transition's strategy has been to (a) leverage our internal strengths, (b) partner to access expertise and infrastructure for later stage development, and (c) expand our development pipeline with new drug candidates.

From the beginning, Transition's core competence has been an expertise at drug development from the preclinical stage through to proof-of-concept clinical trials. This stage of development is particularly "leverage-able" as the activities performed are applicable across most disease indications, and successful outcomes can yield significant returns on initial investment. We also know that as drug candidates advance beyond this stage, increased investment and infrastructure is needed to support development. With pharmaceutical companies possessing established development teams and infrastructure, Transition has focused on partnering with the best-suited companies to fund and perform later stage development activities. As assets are partnered, Transition actively adds new drug candidates for our drug development group to advance.

This strategy has allowed Transition to have a development pipeline with drug candidates across all stages of clinical development. Each drug candidate is being developed to address a large disease indication. Development of earlier stage candidates is being performed and funded by Transition. Pharmaceutical partners are funding and performing development of later stage candidates, with Transition potentially receiving milestone payments and royalties as these candidates advance.

I am pleased to report that there has been significant activity for all development programs, including the commencement of two large Phase 2 clinical studies of ELND005 by our partner Elan, clinical results from our proof-of-concept study of TT401 and the assumption of all rights to that program by Lilly, and the addition of a new osteoarthritis program, TT-601. In addition, Transition completed a private placement financing of US$11 million which will provide funding beyond the next two years.

ELND005 FOR NEUROPSYCHIATRIC DISORDERS

During fiscal 2013, our licensing partner, Elan Pharmaceuticals took significant steps toward developing ELND005 as a treatment for neuropsychiatric disorders. There is both mechanistic and clinical evidence supporting ELND005's therapeutic role in these disease indications. From a mechanism of action perspective, ELND005 has been shown to reduce brain levels of a chemical called myo-inositol by more than 40%. There are studies in the literature that show 15-20% reductions of myo-inositol levels are associated with reduced mood and behavioural changes. The ELND005 Phase 2 clinical study completed in mild to moderate Alzheimer's Disease (AD) patients also showed that ELND005 treated patients had decreased severity of agitation and aggression. As well, ELND005 treated AD patients had reduced emergence of multiple neuropsychiatric symptoms including depression, anxiety and agitation and aggression.

Focusing on neuropsychiatric disorders, our licensing partner Elan is performing and funding two large Phase 2 clinical studies: a Phase 2 study in 400 bipolar disorder patients and a Phase 2 study in 400 AD patients with agitation and aggression. Bipolar disorder affects nearly 3.5 million patients in the US and EU. Maintenance therapies are an important pharmaceutical approach to reduce mood swings to depressive and manic episodes. The Phase 2 clinical study in bipolar patients will evaluate ELND005 effects at prolonging the time to the occurrence of a mood episode. This study began in August 2012, with each patient's participation expected to be up to 48 weeks following enrolment.

The second neuropsychiatric trial is a Phase 2 clinical study of ELND005 in the treatment of agitation and aggression in AD. It is estimated that 60% of all AD patients worldwide will experience agitation and aggression. For caregivers, these behaviours are often the reason for deciding to move their loved one into a facility that can provide more intensive care. These decisions have a significant impact on the lives of patients and caregivers, both emotionally and financially. The FDA recognizes the impact of the neuropsychiatric symptoms of agitation and aggression and granted ELND005 fast track designation in July 2013. This study commenced in November 2012, with each participant expected to receive a three-month regimen of ELND005 or placebo.

Subsequent to our fiscal year end, Elan continued to broaden the application of the ELND005 drug candidate. In September 2013, the dosing of the first patient in a Phase 2a study of ELND005 in Down Syndrome was announced . While the primary outcomes of this smaller study are safety and pharmacokinetics in persons with Down Syndrome, the study will also measure selected cognitive and behavioral endpoints. This study will provide important data for any potential next steps in the development of ELND005 for Down Syndrome.

We also note that Perrigo Company has entered into a definitive agreement to acquire Elan Pharmaceuticals, our ELND005 licensing partner. Perrigo is a leading global healthcare supplier that develops, manufactures and distributes OTC and generic prescription pharmaceuticals, infant formulas, nutritional products, active pharmaceutical ingredients and pharmaceutical and medical diagnostic products. As the results are generated from these ELND005 Phase 2 clinical studies in the coming quarters, we look forward to working closely with Perrigo to support all development efforts of ELND005.

TT-401 FOR TYPE 2 DIABETES

TT-401 is a once-weekly administered peptide being developed for the treatment of type 2 diabetes and accompanying obesity. This drug candidate was in-licensed from Lilly in March 2010, and Transition has been funding and performing TT-401 development since that time. During fiscal 2013, Transition achieved a number of significant milestones in the advancement of this drug candidate. Transition performed a proof-of-concept clinical study of TT-401 in obese diabetics and obese non-diabetics over a five-week period. The key findings in the study were that TT-401 treatment resulted in significant improvements in glycemic control and reductions in body weight relative to baseline. Following the completion of this study, Lilly exercised its earliest right to assume all further development and commercialization rights of TT-401.

In exercising the option to assume all TT-401 rights, Lilly also paid Transition a US$7 million milestone payment. Under the option exercise, Lilly will perform and fund all future development and commercialization activities. Transition will provide one-time funding of US$14 million during the performance of the TT-401 Phase 2 study by Lilly. If TT-401 is successfully commercialized, Transition will be eligible to receive approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

Throughout our collaboration, Lilly has shown a strong commitment to the development of TT-401. Their world-class clinical development team will be performing the Phase 2 efficacy study together with parallel development work to prepare TT-401 for the next stages of development.

TT-601 FOR OSTEOARTHRITIS

Subsequent to the fiscal year end, Transition announced the in-licensing of a new program from Lilly for the treatment of osteoarthritis. This continues the Company's strategy of expanding our development pipeline to add new opportunities for growth and value creation. As with our current development programs for AD, bipolar disorder and diabetes, TT-601 aims to provide an important new therapeutic alternative for a large disease indication. Osteoarthritis (OA) is the most common form of arthritis which affects approximately 27 million Americans. The disease is a chronic condition that results in the degradation of cartilage, the part of the joint that cushions the ends of the bones and allows easy movement. The breakdown of cartilage causes the bones to rub against each other, causing stiffness, pain and loss of movement in the joint. There is currently no cure for OA. Available therapeutics focus on pain relief and include acetaminophen, NSAIDs, and opioids.

The TT-601 drug candidate is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT-601 is an orally administered small molecule that has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of 2014.

LOOKING AHEAD

The Company is well positioned for value creation in the near term. As we look ahead, there will be clinical results from three large Phase 2 clinical studies in agitation and aggression in Alzheimer's disease and bipolar disorder with ELND005 and type 2 diabetes with TT-401. These studies aim to meet significant medical needs in disease indications that affect millions of patients. Positive outcomes have the potential to be transformative to Transition.

The recently completed financing has strengthened our cash position and operationally, the Company will look to advance the next wave of potential partnered programs. The first will be TT-601 for OA and the Company will look to add one or potentially two additional programs over the next year.

I would like to take this opportunity to thank our employees and our Board of Directors and scientific advisors for their contribution. We look forward to reporting on these events over the next year and thank our shareholders for their commitment, continued support and confidence.



Tony Cruz
Chairman and Chief Executive Officer
Transition Therapeutics Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the operating results and financial position of Transition Therapeutics Inc. for the year ended June 30, 2013. This document should be read in conjunction with the Company's audited consolidated financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS). This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the year ended June 30, 2013 as compared to the year ended June 30, 2012. This review was performed by management with information available as of September 6, 2013.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward looking statements within the meaning of applicable securities laws. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "estimate", "intend", "may" or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company's product candidates which the Company expects to complete in fiscal 2014 and beyond; the ability of the Company's business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer's disease and improve symptoms; the potential for ELND005 to be an adjunctive maintenance treatment in patients with Bipolar Disorder; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer's disease; the potential for ELND005 to be effective for the treatment of Down Syndrome; the timing and manner of future clinical development of ELND005 performed by Elan Pharma International Limited ("Elan") or its successors; the global population size of those affected by Alzheimer's disease; the demand for a product that can slow or reverse the progression of Alzheimer's disease; the demand for a product that can reduce the emergence of neuropsychiatric symptoms like depression, anxiety and agitation in Alzheimer's disease; the demand for a product that can reduce the occurrence of mood episodes in patients with Bipolar Disorder; the potential clinical benefit of ELND005 in the treatment of bipolar disorder or other disease indications; the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company ("Lilly") and their potential benefit in type 2 diabetes patients; the timing and manner of future clinical development of TT-401 performed by Lilly; the potential clinical development of TT-601 for the treatment of osteoarthritis pain; the engagement of third party manufacturers to produce the Company's drug substances and products; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading "RISKS AND UNCERTAINTIES" as described in the MD&A.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead product is ELND005 for the treatment of Alzheimer's disease, Bipolar Disorder and Down Syndrome. Transition has also in-licensed a series of compounds from Lilly in the area of diabetes (TT-401) and osteoarthritis pain (TT-601).

During fiscal 2013 and up to the date of this MD&A, the Company announced the following:

ELND005:

- ***September 4, 2013 - Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2a clinical study of ELND005 in Down Syndrome;***
- ***July 17, 2013 - Transition announced that the US Food and Drug Administration ("FDA") has granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms ("NPS") in Alzheimer's disease ("AD").*** The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation. Transition's licensing partner, Elan is responsible for all development and commercialization activities and costs of ELND005;
- ***November 28, 2012 - Transition announced that their licensing partner Elan had enrolled the first patient in a Phase 2 study of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease;***
- ***August 30, 2012 - Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder.*** The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11 million from Elan.

TT-401:

- ***June 17, 2013 - Transition announced that Lilly has exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment;***
- ***April 30, 2013 - Transition announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetic and obese non-diabetic subjects.*** In the study, TT-401, a once-weekly administered peptide, demonstrated significant improvements in glycemic control and reductions in body weight.

TT-601:

- ***July 23, 2013 - Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT-601") from Lilly for the treatment of osteoarthritis ("OA") pain.*** TT-601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT-601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of calendar 2014.

Corporate Developments:

- ***August 15, 2013 - Transition announced the closing of the private placement involving Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders of US$11 million by purchasing 2,625,300 units of the Company at a price of US$4.19 per common share.***

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

Transition has exclusively licensed the ELND005 technology to Elan for worldwide development and commercialization. Under the current agreement, Elan is responsible for performing and funding all development and commercialization activities. Transition is eligible to receive from Elan up to US$93 million regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization. To date, Transition has received US$40 million from Elan in upfront and achieved milestone payments.

Currently, Elan is performing three clinical studies with ELND005. In August 2012, Elan announced the dosing of the first patient in a Phase 2 clinical study evaluating ELND005 as an adjunctive maintenance therapy in 400 bipolar disorder patients. In November, Elan enrolled the first patient in a Phase 2 study of ELND005 to treat aggression and agitation in 400 moderate to severe Alzheimer's disease patients. In September, 2013, Elan announced the first patient was dosed in a Down Syndrome Phase 2a study of ELND005.

Eli Lilly and Company

(i) Diabetes

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of $1,055,900 (US$1 million) which has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

In June 2013, Lilly assumed all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly will assume all costs and perform all future development and commercialization activities of TT-401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

(ii) Osteoarthritis Pain

On July 23, 2013, Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT-601") from Lilly for the treatment of osteoarthritis pain. TT-601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs).

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT-601. Lilly retains an option to reacquire all rights to TT-601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT-601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT-601 should such products be successfully commercialized.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's technologies are as follows:

ELND005 for Neuropsychiatric Diseases

Alzheimer's disease:

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. Approximately 90% of Alzheimer's disease patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive neuropsychiatric symptoms in Alzheimer's disease and are associated with increased morbidity and caregiver burden.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. In the U.S., Alzheimer's disease is the sixth leading cause of death and current direct/ indirect costs of caring for an estimated 5.4 million Alzheimer's disease patients are at least US$100 billion annually.

Current U.S. Food and Drug Administration approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for therapies to address Alzheimer's disease patient's neuropsychiatric symptoms and declines in cognitive ability.

Bipolar Disorder:

Bipolar I Disorder is a severe form of Bipolar Disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person's mood and energy affecting their ability to function. Bipolar Disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar Disorder is also associated with increased cardiovascular morbidity and suicide risk. The U.S. and European Union population of Bipolar Disorder patients is estimated at approximately 3.5 million.

Down Syndrome:

Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer's dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signaling.

Clinical Development of ELND005:

ELND005, scyllo-inositol, is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development. The Phase 2 study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled "A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer's disease".

Currently, Transition's licensing partner, Elan is performing and funding three Phase 2 clinical studies of ELND005:

(a) Agitation and Aggression in Alzheimer's Disease

On November 27, 2012, Elan announced that they had enrolled the first patient in a Phase 2 clinical trial of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease. The objectives of the study are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with moderate to severe AD, who are experiencing at least moderate levels of agitation/aggression. The study is expected to enroll approximately 400 patients at multiple sites in the US, Canada and potentially other selected regions

(b) Bipolar Disorder

On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11 million from Elan on October 1, 2012.

(c) Down Syndrome

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down Syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down Syndrome without dementia, and will also include select cognitive and behavioural measures.

The ELND005 technology is claimed in multiple issued patents and pending patent applications in many jurisdictions throughout the world.

Expenditures for the ELND005 Program

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, as the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005. Accordingly, Transition did not incur any expenditures relating to the program during the years ended June 30, 2013 and 2012.

TT-401 / TT-402

Development of TT-401 and TT-402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Clinical Development of TT-401

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss. The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced in clinical development.

On June 18, 2012, Transition announced the results of the Phase 1 clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT-401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT-401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

Data from the study support a clear development path forward to a larger Phase 2 efficacy study of TT-401.

On June 17, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT-401 and associated financial arrangements. Lilly will assume all costs and perform all future development and commercialization activities of TT-401. Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase 2 clinical study.

Expenditures for the TT-401/402 Program

During the year ended June 30, 2013 and 2012, the Company incurred direct research and development costs for this program as follows:

TT-401/402 Program[1]	Fiscal 2013 $	Fiscal 2012 $
Pre-clinical studies	1,380,015	725,572
Clinical studies	2,012,758	1,178,074
Manufacturing	1,141,844	1,071,340
Other direct research	169,407	111,931
TOTAL	4,704,024	3,086,917

[1] These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

TT-601 for Osteoarthritis Pain

Osteoarthritis is the most common form of arthritis and is a chronic condition characterized by the breakdown of the joint's cartilage. Cartilage is the part of the joint that cushions the ends of the bones and allows easy movement of joints. The breakdown of cartilage causes the bones to rub against each other, causing stiffness, pain and loss of movement in the joint. The joints most commonly affected are the knees, hips, and those in the hands and spine.

An estimated 27 million Americans live with OA, with almost one third of people over the age of 65 affected by OA. Key risk factors for OA include age, obesity, injury or overuse and genetics. There is currently no cure for OA. Available therapeutics focus on pain relief and include acetaminophen, NSAIDs, and opioids.

Clinical Development of TT-601

TT-601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of calendar 2014.

The Next Steps

Transition's goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company and or its partners, must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company's technologies are illustrated below:



ELND005
Preclinical
Phase I
Phase II
Phase III
Partner
Alzheimer's Disease Agitation/Aggression
ONGOING
Bipolar Disorder
ONGOING
ELAN
Down Syndrome
ONGOING
TT401
Type 2 Diabetes/Obesity
PLANNED
LILLY
TT601
Osteoarthritis
LILLY

OVERALL PERFORMANCE

During the year ended June 30, 2013, the Company recorded a net income of $23,297 ($0.00 income per common share) compared to a net loss of $12,269,845 ($0.48 loss per common share) for the year ended June 30, 2012.

In fiscal 2013, the Company recognized $17,933,500 as revenue which represents the milestone payment of $10,815,200 (US$11,000,000) received from Elan upon their commencement of the next ELND005 clinical trial and the milestone payment of $7,118,300 (US$7,000,000) received from Lilly upon exercising its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401.

During the fiscal year ended June 30, 2013, the Company reported a decrease in net loss of $12,293,142 compared to the fiscal year ending June 30, 2012. The decrease in net loss is largely attributed to the increase in revenue recognized resulting from the milestone payments received from Elan and Lilly. The decrease in net loss is also attributed to decreases in general and administrative expenses and a loss on the disposal of property and equipment, and an increase in the foreign exchange gain recognized. The decrease in net loss has been partially offset by the impairment of intangible assets recognized during the fourth quarter relating to the write-off of the TT-301/302 technology acquired from NMX as well as increases in research and development expenses.

At June 30, 2013, the Company's cash and cash equivalents and short term investments were $28,125,639. On August 15, 2013, the Company announced the issuance of 2,625,300 units in a private placement which resulted in gross proceeds of $US11 million. Each unit consisted of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years, to purchase one additional common share in the capital of the Company. If and when all of the warrants are exercised, the Company may realize up to an additional US$10.7 million in proceeds.

In light of the recent private placement, the Company's current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected financial information from the audited consolidated financial statements of the Company for each of the three most recently completed financial years:

	June 30, 2013 $	June 30, 2012 $	June 30, 2011 $
Revenue	17,933,500	-	10,251,394
Net income (loss) [1]	23,297	(12,269,845)	(5,689,613)
Basic and diluted net income (loss) per common share	0.00	(0.48)	(0.25)
Total assets	37,807,955	37,093,030	43,179,488
Total long-term liabilities	1,457,821	1,469,253	1,480,685
Cash dividends declared per share	-	-	-

[1] Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2013 COMPARED TO YEAR ENDED JUNE 30, 2012

RESULTS OF OPERATIONS

Revenue

Revenue is $17,933,500 in the year ended June 30, 2013 compared to nil in the year ended June 30, 2012.

In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. In light of the amendments to the Elan agreement, the Company has recognized $10,815,200 (US$11,000,000) as revenue during the first quarter of fiscal 2013 which represents the milestone payment received from Elan upon their commencement of the next ELND005 clinical trial.

In June 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. Transition received $7,118,300 (US$7 million) milestone payment, which has been recognized as revenue during the fourth quarter of fiscal 2013.

Research and Development

Research and development expenses increased $664,147 or 8% from $8,198,725 for the fiscal year ended June 30, 2012 to $8,862,872 for the fiscal year ended June 30, 2013.

The increase in research and development expenses is primarily due to an increase in clinical development costs related to TT-401/TT-402 which has been partially offset by a decrease in clinical development costs related to TT-301/302.

The Company anticipates that research and development expenses will increase during fiscal 2014 as the Company advances the development of TT-601 for the treatment of osteoarthritis pain and will also contribute pre-determined funding to Lilly during the Phase 2 clinical study of diabetes drug candidate TT-401.

General and Administrative

General and administrative expenses decreased by $849,488 or 19% from $4,407,280 for the fiscal year ended June 30, 2012 to $3,557,792 for the fiscal year ended June 30, 2013.

The decreases in general and administrative expenses during the fiscal year ended June 30, 2013 are due to decreases in legal consulting fees and business development expenses as well as decreased salaries and related costs resulting from headcount reductions as the comparative periods included severances relating to terminations. The decrease in general and administrative expenses has been partially offset by increased investor relation expenses.

The Company anticipates that general and administrative expenses will remain relatively consistent in fiscal 2014.

Impairment of Intangible Assets

Impairment of intangible assets is $6,545,821 for the year ended June 30, 2013 compared to nil for the year ended June 30, 2012.

During the year ended June 30, 2013, the Company decided to no longer develop TT-301 and TT-302, the compounds acquired from NMX. As the Company no longer expects to receive any benefits from the technology, the Company assessed the compounds for impairment and determined that the recoverable amount of the compounds was nil at June 30, 2013. Accordingly, the Company has recognized an impairment loss of $6,545,821. The Company has terminated the licensing agreement with Northwestern University and has no further commitments relating to this technology.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2013.

	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $	Total $
2013					
Revenue	**10,815,200**	**-**	**-**	**7,118,300**	**17,933,500**
Net income (loss)[1]	**7,736,046**	**(2,754,534)**	**(2,903,331)**	**(2,054,884)**	**23,297**
Basic and diluted net income (loss) per common share	**0.29**	**(0.10)**	**(0.11)**	**(0.08)**	**0.00**
2012					
Revenue	-	-	-	-	-
Net income (loss)[1]	(2,870,757)	(3,790,421)	(3,072,112)	(2,536,555)	(12,269,845)
Basic and diluted net income (loss) per common share	(0.12)	(0.15)	(0.11)	(0.10)	(0.48)

[1] Net income (loss) before discontinued operations was equivalent to the net income (loss) for such periods.

The fluctuations of Transition's quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan and Lilly agreements, head count reductions and corporate development costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2013 and June 30, 2012:

	2013 $	2012 $
Revenue – Licensing fees	7,118,300	-
Research and development, net	2,286,536	1,987,794
General and administrative	1,020,593	762,283
Impairment of intangible assets	6,545,821	-
Interest income	38,761	40,718
Net loss	2,054,884	2,536,555

Review of Operations

For the three month period ended June 30, 2013, the Company's net loss decreased by $481,671 or 19% to $2,054,884 compared to $2,536,555 for the same period in fiscal 2012.

During the fourth quarter of fiscal 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. Transition received $7,118,300 (US$7 million) milestone payment, which has been recognized as revenue during the fourth quarter of fiscal 2013. Revenue was nil for the three month comparable period ending June 30, 2012.

Research and development expenses increased by $298,742 or 15% to $2,286,536 compared to $1,987,794 for the same period in fiscal 2012. This increase was primarily due to an increase in clinical development costs related to TT-401/TT-402, and salaries and related costs, which has been partially offset by a decrease in clinical development costs related to TT-301/TT-302.

General and administrative expenses increased by $258,310 or 34% to $1,020,593 from $762,283 for the same period in fiscal 2012. This increase was primarily due to increases in salaries and related costs and investor relation expenses.

During the three-month period ended June 30, 2013, the Company assessed the TT-301/302 compounds for impairment and determined that the recoverable amount of the compounds was nil. Accordingly, the Company has recognized an impairment loss of $6,545,821 during the fourth quarter of fiscal 2013. Impairment of intangible assets was nil for the three month comparable period ended June 30, 2012.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

(a) Estimates

Valuation and Amortization of Intangible Assets

The Company's intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company's intangible assets are amortized over the estimated useful life of 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized. As discussed above, an impairment loss of $6,545,821 was recognized in the fourth quarter of fiscal 2013.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a) Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, would increase the contingent consideration payable by $698,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $698,000;

(b) The probability adjusted cash flows are discounted at a rate of 24% which is management's best estimate of the Company's cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain deferred tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the

Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

(b) Judgments

Recognition of Revenue

The Company has recognized as revenue all amounts that have been received under the contracts with Elan and Lilly. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company's performance towards meeting the contractual obligations.

ACCOUNTING CHANGES

There were no changes in accounting policies during the year ended June 30, 2013.

IFRS ISSUED BUT NOT YET ADOPTED

IFRS 10 – Consolidated Financial Statements ("IFRS 10")

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement ("IFRS 13")

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is in the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

IAS 36 – Impairment of Assets ("IAS 36")

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company has not determined the impact of the adoption of this IFRS on the Company's consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company's CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2013 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2013, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992) ("COSO") in Internal Control-Integrated Framework. The Company's management, including the CEO and CFO, concluded that, as of June 30, 2013, the Company's internal control over financial reporting was effective based on the criteria in Internal Control — Integrated Framework issued by COSO.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2013 of $149,332,916. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's cash, cash equivalents and short term investments were $28,125,639 at June 30, 2013 as compared to $19,012,345 at June 30, 2012, resulting in an increase of $9,113,294. The Company's working capital position at June 30, 2013 increased $9,391,773 from $16,113,952 at June 30, 2012 to $25,505,725, at June 30, 2013.

The increase in the Company's cash, cash equivalents and short term investments as well as the increase in working capital is primarily due to the US$11 million milestone payment received from Elan due to the commencement of the ELND005 clinical trial in Bipolar Disorder, in August 2012 as well as the US$7 million milestone payment received when Lilly exercised their option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. The increase is partially offset by expenditures incurred during the fiscal year ended June 30, 2013.

Subsequent to June 30, 2013, the Company announced the issuance of 2,625,300 units in a private placement to existing shareholders, board members and management which resulted in gross proceeds of US$11 million. Each unit consisted of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years, to purchase one additional common share in the capital of the Company. If and when all of the warrants are exercised, the Company will realize an additional US$10.7 million in proceeds.

In light of the recent private placement, the Company's current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Financial Instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, and contingent consideration payable. Management's primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to investments and purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company's maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

	Less than 1 year $	1 - 3 years $	4 - 5 years $	After 5 years $	Total $
Lilly Phase 2	6,000,000	8,000,000	-	-	14,000,000
Clinical & toxicity study agreements	186,801	-	-	-	186,801
Manufacturing agreements	244,223	-	-	-	244,223
Operating leases	158,666	131,763	-	-	290,429
Collaboration agreements	7,207	-			7,207
Other	10,750	-	-	-	10,750
Contingent consideration payable	2,847,759	8,068,760	-	-	10,916,519
TOTAL	**9,455,406**	**16,200,523**	**-**	**-**	**25,655,929**

Subsequent to June 30, 2013, the Company entered into manufacturing and clinical and toxicity study agreements aggregating approximately $1,100,000.

PROPOSED TRANSACTIONS

On July 19, 2013, the Company's shelf registration statement filed with the United States Securities and Exchange Commission on Form F-3 became effective. The shelf prospectus has provides for the potential offering in the United States of up to an aggregate amount of US$50 million of Transition's common shares, warrants, or a combination thereof, from time to time in one or more offerings until July 19, 2016. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

RELATED PARTY TRANSACTIONS

There were no transactions with related parties during fiscal 2013.

During fiscal 2012, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies was $3,783 and are included in general and administrative expenses.

During the year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures ("P&S"), a company that is controlled by a Director of the Company. Total fees and disbursements charged by P&S during the year ended June 30, 2012 was $72,523, which is included in general and administrative expenses. The balance owing at June 30, 2012 is nil. This agreement was terminated effective October 30, 2011.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 6, 2013, the Company has 29,559,934 common shares outstanding.

Stock Options

As at September 6, 2013 the Company has 1,868,000 stock options outstanding with exercise prices ranging from $2.09 to $4.29 and various expiry dates extending to June 30, 2023. At September 6, 2013, on an if-converted basis, these stock options would result in the issuance of 1,868,000 common shares at an aggregate exercise price of $5,555,336.

RISKS AND UNCERTAINTIES

Investing in the Company's securities involves a high degree of risk. Before making an investment decision, individuals should carefully consider the following risk factors, in addition to the other information provided in this MD&A and the Company's other disclosure documents filed on www.sedar.com.

The Company will require significant additional financing and it may not have access to sufficient capital.

The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Company may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Company to fund its research and clinical trials, and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

The Company has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Company has incurred significant losses each year and expects to incur significant operating losses as the Company continues product research and development and clinical trials. There is no assurance that the Company will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Company may not be able to sustain or increase profitability.

We are an early stage development company in an uncertain industry.

The Company is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost. If the Company's products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Company.

The Company is subject to a strict regulatory environment.

None of the Company's product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Company intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices ("GMP") during production and storage as well as regulation of marketing activities including advertising and labelling.

The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Company's ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Company's product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Company can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Company seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in light of the extensive regulatory environment in which the Company's business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, the Company may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Company may never obtain the required regulatory approvals for any of its product candidates.

The Company is faced with uncertainties related to its research.

The Company's research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company's targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

If difficulties are encountered enrolling patients in the Company's clinical trials, the Company's trials could be delayed or otherwise adversely affected.

Clinical trials for the Company's product candidates require that the Company identify and enrol a large number of patients with the disorder under investigation. The Company may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company's clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Company's product candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company's human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If the Company, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of the Company's products.

The Company may not achieve its projected development goals in the time frames announced and expected.

The Company sets goals for and makes public statements regarding the timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company's clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products.

There can be no assurance that the Company's clinical trials will be completed, that the Company will make regulatory submissions or receive regulatory approvals as planned. If the Company fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Company fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

The Company's ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Company has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Company's human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Company to sell its products on a competitive basis. The Company may not be able to negotiate favourable reimbursement rates for its human therapeutic products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Company's commercial opportunity and reduce any associated revenue and profits. The Company expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Company or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If the Company fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Company may not obtain adequate protection for its products through its intellectual property.

The Company's success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including the Company, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Company may not provide the Company with any competitive advantage. The Company's patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Company's will circumvent its patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Company may be required to disclaim part of the term of certain patents. There may be prior applications of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by the Company as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company's patents would, if challenged, be held by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe the Company's patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Company. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting the Company's business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Company's technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain. The Company could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Company's granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. The Company generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Company's employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Company's exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company's proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Company or otherwise gain access to the Company's trade secrets.

The Company currently has the right to use certain technology under license agreements with third parties. The Company's failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Company to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

The Company may infringe the intellectual property rights of others.

The Company's commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Company is not aware that its products infringe or patents, that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Company is unaware that may later result in issued patents that its products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer's disease, diabetes, OA and other relevant indication areas. In the event of infringement or violation of another party's patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company's products or lead to prohibition of the manufacture or sale of the products.

Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company's involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Company to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

The Company operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from healthcare companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company's technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors' products or processes could have a material adverse effect on the Company's product candidates, including its clinical candidates or its lead compounds.

The market price of the Company's Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company's Common Shares may experience a high level of volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Company's products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Company, (iii) other announcements by the Company or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Company's product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Company's revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Company, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Company's Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Company's operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Company's stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

The Company is highly dependent on third parties.

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company will be able to obtain such materials and services.

The Company is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Company is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Company's success. Competition for skilled personnel is intense, and the Company's ability to attract and retain qualified personnel may be affected by such competition.

The Company's business involves the use of hazardous materials which requires the Company to comply with environmental regulation.

The Company's discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the Company's resources. The Company may not be adequately insured against this type of liability. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Company's future financial position or results of operations.

Compliance with changing regulations regarding corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Future healthcare reforms may produce adverse consequences.

Health reform and controls on healthcare spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which healthcare services are provided. Potential approaches and changes in recent years include controls on healthcare spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Company could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Company's ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

The Company faces an unproven market for its future products.

The Company believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Company's products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Company or its collaborative partners may develop.

The Company may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Company to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

The Company may encounter unforeseen emergency situations and information technology breaches.

Despite the implementation of security measures, any of the Company's, its collaborators' or its third party service providers' internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Company's operations. Likewise, data privacy or security breaches by employees and others with permitted access to our systems, including in some cases third-party service providers to which we may outsource certain business functions, may pose a risk that sensitive data, including intellectual property or personal information, may be exposed to unauthorized persons or to the public. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent service interruptions, or identify breaches in our systems, that could adversely affect our business and/or result in the loss of critical or sensitive information, which could result in financial, legal, business or reputational harm to us.

The Company's technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's technologies obsolete, less competitive or less marketable.

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005 can potentially cause adverse events. Most recently, together with our collaborator, Elan, we completed a Phase 2 study that evaluated three dose groups of ELND005 and a placebo group in mild to moderate Alzheimer's disease patients. The study included four treatment arms: placebo, 250mg bid, 1000mg bid and 2000mg bid. The two high dose ELND005 groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

Of the 351 subjects who received study drug, a total of 171 subjects received either 250mg bid or placebo, the rest were in the two discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was five and four in the 1000mg bid and 2000mg bid dose groups versus one and zero in the 250mg bid and placebo groups, respectively. These deaths occurred between August 2008 and November 2009. The study's independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug could not be determined.

The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%). Because our product candidates have been tested in relatively small patient populations and for limited durations, additional adverse events may be observed as their development progresses.

Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product:

- regulatory authorities may withdraw their authorization, approval, or other permission to test or market the candidate product;
- we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
- a product may become less competitive and product sales may decrease; or
- our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of such products.

We may be subject to costly product liability claims and may not have adequate insurance.

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects. We currently maintain product liability insurance for our clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

MANAGEMENT'S RESPONSIBILITY TO FINANCIAL STATEMENTS

The accompanying consolidated financial statements of **Transition Therapeutics Inc.** have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders' auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders' independent auditors, PricewaterhouseCoopers LLP Chartered Professional Accountants, and their report is provided herein.



Tony Cruz
Chief Executive Officer



Nicole Rusaw
Chief Financial Officer

September 6, 2013

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Transition Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2013 and June 30, 2012 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' equity for the years ended June 30, 2013 and June 30, 2012 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessments of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30, 2013 and June 30, 2012 and their financial performance and their cash flows for the years ended June 30, 2013 and June 30, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
September 6, 2013
Toronto, Ontario

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2013 and 2012

CONSOLIDATED BALANCE SHEETS

(In Canadian dollars)

	Note	June 30 2013 $	June 30, 2012 $
Assets			
Current assets			
Cash and cash equivalents	5	23,067,937	12,955,081
Short term investments	5	5,057,702	6,057,264
Other receivables		35,792	43,658
Investment tax credits receivable		180,652	241,951
Prepaid expenses and deposits		359,164	316,286
		28,701,247	19,614,240
Non-current assets			
Property and equipment		168,034	215,000
Intangible assets	6	8,938,674	17,263,790
Total assets		37,807,955	37,093,030
Liabilities			
Current liabilities			
Trade and other payables	7	874,149	1,178,915
Current portion of contingent consideration payable	10	2,321,373	2,321,373
		3,195,522	3,500,288
Non-current liabilities			
Contingent consideration payable	10	1,434,958	1,434,958
Leasehold inducement		22,863	34,295
		4,653,343	4,969,541
Equity attributable to owners of the Company			
Share capital	11	165,367,524	165,334,259
Contributed surplus	11	14,768,002	13,168,411
Share-based payment reserve	11	2,352,002	2,977,032
Deficit		(149,332,916)	(149,356,213)
		33,154,612	32,123,489
Total liabilities and equity		37,807,955	37,093,030
Contingencies and commitments	16		
Subsequent event	21		

These notes are an integral part of these consolidated financial statements.

On behalf of the Board:



Tony Cruz, Director



Christopher Henley, Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2013 and 2012 *(In Canadian dollars)*

	Note	2013 $	2012 $
Revenues			
Licensing fees	8, 9	17,933,500	-
Expenses			
Research and development	14	8,862,872	8,198,725
Selling, general and administrative expenses	14	3,557,792	4,407,280
Impairment of intangible assets	6	6,545,821	-
Loss on disposal of property and equipment		-	125,748
		18,966,485	12,731,753
Operating Loss		(1,032,985)	(12,731,753)
Interest income		146,209	165,070
Interest expense		-	(851)
Foreign exchange gain		910,073	297,689
Net income (loss) and comprehensive income (loss) for the year		23,297	(12,269,845)
Basic and diluted net income (loss) per common share	15	0.00	(0.48)

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended June 30, 2013 and 2012 *(In Canadian dollars, except share data)*

	Note	Number of common shares #
Balance, July 1, 2012		**26,921,302**
Net income and comprehensive income for the year		**-**
Share options exercised, expired or cancelled	**11c**	**9,332**
Share-based payment compensation expense	**11c**	**-**
Balance, June 30, 2013		**26,930,634**
Balance, July 1, 2011		23,217,599
Net loss and comprehensive loss for the year		-
Shares issued pursuant to a private placement	11b	3,703,703
Share options expired or cancelled	11c	-
Share-based payment compensation expense	11c	-
Balance, June 30, 2012		26,921,302

The notes are an integral part of these consolidated financial statements.

	Attributable to equity holders of the company				
	Share capital $	Contributed surplus $	Share-based payment reserve $	Deficit $	Total equity $
	165,334,259	**13,168,411**	**2,977,032**	**(149,356,213)**	**32,123,489**
	-	**-**	**-**	**23,297**	**23,297**
	33,265	**1,599,591**	**(1,613,259)**	**-**	**19,597**
	-	**-**	**988,229**	**-**	**988,229**
	165,367,524	**14,768,002**	**2,352,002**	**(149,332,916)**	**33,154,612**
	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
	-	-	-	(12,269,845)	(12,269,845)
	4,835,722	-	-	-	4,835,722
	-	1,327,837	(1,327,837)	-	-
	-	-	1,125,542	-	1,125,542
	165,334,259	13,168,411	2,977,032	(149,356,213)	32,123,489

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2013 and 2012 *(In Canadian dollars)*

	Note	2013 $	2012 $
Cash flows from operating activities			
Net income (loss) for the period		23,297	(12,269,845)
Adjustments for:			
Depreciation and amortization		1,820,101	1,834,496
Share-based payment compensation expense		988,229	1,125,542
Impairment of intangible assets		6,545,821	-
Loss on disposal of property and equipment		-	125,748
Accrued interest		524	(1,072)
Unrealized foreign exchange gain		(410,226)	(416,127)
Change in working capital	17	(278,479)	906,761
Net cash provided by (used in) operating activities		8,689,267	(8,694,497)
Cash flows from investing activities			
Maturity of short term investments		9,023,910	7,568,186
Purchase of short term investments		(8,024,872)	(8,586,022)
Proceeds on disposal of property and equipment		5,500	-
Purchase of property and equipment		(10,772)	(6,799)
Net cash provided by (used in) investing activities		993,766	(1,024,635)
Cash flows from financing activities			
Net proceeds from exercise of options	11	19,597	-
Net proceeds from private placement		-	4,835,722
Net cash provided by financing activities		19,597	4,835,722
Foreign exchange gains on cash and cash equivalents		410,226	416,127
Net increase (decrease) in cash and cash equivalents		10,112,856	(4,467,283)
Cash and cash equivalents at beginning of year		12,955,081	17,422,364
Cash and cash equivalents at end of year	5	23,067,937	12,955,081

The notes are an integral part of these consolidated financial statements.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013 *(In Canadian dollars)*

1. GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of Alzheimer's disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented.

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The consolidated financial statements were approved for issuance by the Board of Directors on September 6, 2013.

2.2 Consolidation

These consolidated financial statements incorporate the assets and liabilities of Transition and its wholly owned subsidiaries: Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. and Transition Therapeutics (USA) Inc. Intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated.

Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of comprehensive income (loss).

2.3 FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income (loss).

2.4 Property and equipment

Property and equipment is recorded at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced asset is derecognized when it is replaced. Repairs and maintenance costs are charged to the consolidated statement of comprehensive income (loss) during the period in which they are incurred. Depreciation of property and equipment is calculated using either the straight-line or diminishing balance methods to allocate the cost of each item over its estimated useful life, as follows:

Asset class	Percentage	Method
Computer equipment	30% - 45%	Diminishing balance
Office equipment and furniture	20%	Diminishing balance
Laboratory equipment	20%	Diminishing balance
Leasehold improvements	Term of lease plus one renewal period	Straight-line

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

On disposal of items of property and equipment, the cost and related accumulated depreciation and impairments are removed from the consolidated balance sheet and the net amount, less any proceeds, is taken to the consolidated statement of comprehensive income (loss).

2.5 Intangible assets

Intangible assets consist of intellectual property in the form of technology, patents, licenses and compounds. Separately acquired intangible assets are recorded at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives of 20 years.

2.6 Impairment of non-financial assets

Property and equipment and intangible assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.7 Financial Instruments: Classification and Measurement

IFRS 9 was issued in November, 2009 and replaces parts of IAS 39 that relate to the classification and measurement of financial assets. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Adoption of IFRS 9 is mandatory from January 1, 2015 and earlier adoption is permitted. The Company has adopted IFRS 9 from July 1, 2010 as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

The Company has assessed the financial assets held by the Company at July 1, 2010, the date of initial application of IFRS 9. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial assets measured at amortized cost

Cash and cash equivalents, short term investments and trade and other receivables meet the requirements of IFRS 9 and are measured at amortized cost as these assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and have fixed maturities that the Company intends to hold until maturity. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Financial liabilities measured at fair value

The Company's contingent consideration payable is measured at fair value at each reporting period with changes in the fair value being recorded in the consolidated statement of comprehensive income (loss). The estimate of fair value is based on management's best estimate of the timing and probability of having to make the contingent payments, discounted at the Company's weighted average cost of capital.

Fair Value Hierarchy

The Company categorizes its financial assets and liabilities that are recognized at fair value in the consolidated financial statements into one of three different levels. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – inputs are are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

2.8 Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The asset's carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive income (loss).

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment is recognized in the consolidated statement of comprehensive income (loss).

2.9 Investment tax credits

Investment tax credits (ITCs) are accounted for as government assistance and are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Government assistance is accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

2.10 Trade and other receivables

Trade and other receivables are amounts due for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.11 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

2.12 Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of income tax, from the proceeds received.

2.13 Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

2.14 Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting, taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.15 Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded vesting method.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. Changes in these assumptions could significantly impact share-based payment compensation.

The share-based payment reserve, included in equity is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

2.16 Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company's activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company's activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration / co-development arrangements ("collaborations").

Licensing arrangements

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company's additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments are recognized when the milestones are achieved.

Collaboration arrangements

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product's future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable. Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged to the statement of comprehensive consolidated income (loss) in the period in which the determination is made.

June 30, 2013 *(In Canadian dollars)*

2.17 Research and development

Research and development expenses include salaries, share-based payments, clinical trial costs, manufacturing and research inventory. Research and development expenditure is charged to the consolidated statement of comprehensive income (loss) in the period in which it is incurred. Development expenditure is capitalized when the criteria for recognizing an asset are met.

Research inventories

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

2.18 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

2.19 IFRS issued but not yet adopted

In May, 2011, the IASB issued the following standards which have not been adopted by the Company:

IFRS 10 – Consolidated Financial Statements ("IFRS 10")

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement ("IFRS 13")

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standard.

IAS 36 – Impairment of Assets ("IAS 36")

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company has not determined the impact of the adoption of this IFRS on the Company's consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. Actual results may differ from these estimates under different assumptions or conditions.

The most significant estimates and judgments included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation and amortization of intangible assets, recognition of deferred income tax assets, valuation of contingent consideration payable and share-based payments.

a) Estimates

Valuation and Amortization of Intangible Assets

The Company's intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company's intangible assets are amortized over the estimated useful life of 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized (Note 6).

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a) Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, would increase the contingent consideration payable by $698,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $698,000;

June 30, 2013 *(In Canadian dollars)*

(b) The probability adjusted cash flows are discounted at a rate of 24% which is management's best estimate of the Company's cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain deferred tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

b) Judgments

Recognition of Revenue

As a result of the Company's amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company's performance towards meeting the contractual obligations.

4. FINANCIAL RISK MANAGEMENT

4.1 Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company's financial instruments, their classification, carrying value and fair value.

Financial Instruments as at June 30, 2013	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	23,067,937	23,067,937
Short term investments	Loans and receivables	5,057,702	5,057,212
Accounts payable and accrued liabilities	Other liabilities	874,149	874,149
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

Financial Instruments as at June 30, 2012	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	11,955,426	11,955,426
Cash equivalents	Loans and receivables	999,655	999,655
Short term investments	Loans and receivables	6,057,264	6,057,087
Accounts payable and accrued liabilities	Other liabilities	1,178,915	1,178,915
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. The fair value of the contingent consideration payable is determined using a valuation model as discussed in note 3.

4.2 Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company's finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a) Market risk

(i) Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company's planned US dollar expenses.

Balances in foreign currencies at June 30, 2013 and 2012 are approximately:

	2013 US$	2012 US$
Cash and cash equivalents	**15,953,520**	8,392,258
Short term investments	**-**	999,740
Trade and other payables	**(336,561)**	(724,901)
	15,616,959	8,667,097

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company's results. At June 30, 2013, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2013 would have increased by approximately $642,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2013 would have decreased by approximately $642,000.

June 30, 2013 *(In Canadian dollars)*

(ii) Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's cash and cash equivalents and short term investments which are at a fixed rate of interest and accordingly are not exposed to changes in market interest rates, however, their fair value can vary with the change in market interest rates.

Although the Company monitors market interest rates, the Company's investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Interest income from cash, cash equivalents and short term investments was $144,432 for the year ended June 30, 2013 (2012 - $152,971).

(b) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company's exposure to credit risk at the period end is the carrying value of its cash and cash equivalents and short term investments.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash and cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers' acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2013, cash and cash equivalents and short term investments are spread amongst two Canadian financial institutions.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company's investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and cash equivalents and short term investments have maturities less than one year.

At June 30, 2013 the Company's financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2014	$2,847,759
Fiscal year ending June 30, 2016	$8,068,760

4.3 Capital risk management

The Company's primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2013 from the year ended June 30, 2012.

The Company's current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company's working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

5. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company's cash equivalents are invested in bankers' acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of medium term note debentures totaling $5,057,702 at June 30, 2013 [June 30, 2012 – 6,057,264] with ratings of R1 or higher and maturity dates between October 21, 2013 and April 8, 2014. There were no gains or losses realized on the disposal of the short term investments in 2013 and 2012, as all the financial assets were held to their redemption date.

Cash and cash equivalents consist of the following:

	June 30, 2013 **$**	June 30, 2012 $
Cash	**23,067,937**	11,955,426
Cash equivalents	**-**	999,655
	23,067,937	12,955,081

June 30, 2013 *(In Canadian dollars)*

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Technology acquired (ELND005) $	NMX Compounds acquired (TT-301/302) $	Lilly Licenses acquired (TT-401/402) $	Total $
As at July 1, 2012				
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value	9,046,672	7,284,849	932,269	17,263,790
As at June 30, 2013				
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(12,488,792)	(11,085,259)	(176,427)	(23,750,478)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674
Year ended June 30, 2013				
Opening net book value	9,046,672	7,284,849	932,269	17,263,790
Amortization charge	(987,471)	(739,028)	(52,796)	(1,779,295)
Impairment charge	-	(6,545,821)	-	(6,545,821)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674

	Technology acquired (ELND005) $	NMX Compounds acquired (TT-301/302) $	Lilly Licenses acquired (TT-401/402) $	Total $
As at July 1, 2011				
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(10,513,849)	(3,061,382)	(70,835)	(13,646,066)
Net book value	10,034,144	8,023,877	985,065	19,043,086
As at June 30, 2012				
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790
Period ended June 30, 2012				
Opening net book value	10,034,144	8,023,877	985,065	19,043,086
Amortization charge	(987,472)	(739,028)	(52,796)	(1,779,296)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

During the year ended June 30, 2013, the Company decided to no longer develop TT-301 and TT-302, the compounds acquired from NMX. As the Company no longer expects to receive any benefits from the technology, the Company assessed the compounds for impairment and determined that the recoverable amount of the compounds was nil at June 30, 2013. Accordingly, the Company has recognized an impairment loss of $6,545,821. The Company has terminated the licensing agreement with Northwestern University and has no further commitments relating to this technology.

The amortization of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the "research and development" line in the consolidated statement of comprehensive income (loss).

7. TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	June 30, 2013 $	June 30, 2012 $
Accrued expenses	874,149	1,178,915

8. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On On September 25, 2006, Elan Pharma International Limited ("Elan") and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, ELND005, for the treatment of Alzheimer's disease. On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005. To date, the Company has received milestone payments of US$40 million.

As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005.

During the year ended June 30, 2013, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in bipolar disorder. In light of this milestone being achieved, the Company recognized revenue of $10,815,200 (US$11 million) during the year ending June 30, 2013. The amount was received on October 1, 2012.

9. LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company ("Lilly") entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

June 30, 2013 *(In Canadian dollars)*

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly will assume all costs and perform all future development and commercialization activities of TT-401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

10. CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 (AZD-103) product.

At June 30, 2013 and 2012, an amount of $3,756,331 is recognized as contingent consideration payable based on management's estimates of future expected payments to the former shareholders of ENI. During the years ended June 30, 2013 and June 30, 2012, no contingent consideration was paid. The change in the fair value for the years ended June 30, 2013 and June 30, 2012 was nil.

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 3.

11. SHARE CAPITAL

[a] Authorized

At June 30, 2013, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[b] Common shares issued and outstanding during the period

On November 22, 2011, the Company announced the closing of its private placement financing issuing 3,703,703 common shares at a price of US$1.35 per share, raising gross proceeds of $5,095,000 (US$5,000,000). The Company incurred total share issuance costs of $259,000, resulting in net cash proceeds of approximately $4,836,000.

At June 30, 2013, there were 26,930,634 common shares issued and outstanding [June 30, 2012 – 26,921,302].

[c] Stock Options

Stock options	#	$	Weighed Average Exercise Price $
Stock options outstanding, July 1, 2012	**1,949,919**	**2,977,032**	**4.10**
Stock options issued [i]	**325,000**	**-**	**3.64**
Stock options exercised [ii]	**(9,332)**	**(13,668)**	**2.10**
Stock options expired [iii]	**(210,920)**	**(1,190,334)**	**13.62**
Stock options forfeited or cancelled [iv]	**(182,667)**	**(409,257)**	**3.56**
Stock based compensation expense	**-**	**988,229**	**-**
Stock options outstanding, June 30, 2013	**1,872,000**	**2,352,002**	**2.97**

Stock options	#	$	Weighed Average Exercise Price $
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options issued [i]	744,000	-	2.10
Stock options expired [iii]	(215,222)	(1,113,837)	5.18
Stock options forfeited or cancelled [iv]	(127,960)	(214,000)	6.01
Stock based compensation expense	-	1,125,542	-
Stock options outstanding, June 30, 2012	1,949,919	2,977,032	4.10

[i] The fair value of the stock options issued during the year ended June 30, 2013 was $853,800 [2012 - $1,091,648].

[ii] During the year ended June 30, 2013, 9,332 stock options were exercised. These stock options had a fair value of $13,668 at the grant date and resulted in cash proceeds to the Company of $19,597. There were no stock options exercised during the year ended June 30, 2012.

[iii] During the year ended June 30, 2013, 210,920 stock options expired unexercised [2012 – 215,222]. These stock options had a fair value of $1,190,334 which has been reclassified to contributed surplus [2012 - $1,113,837].

[iv] During the year ended June 30, 2013, 182,667 stock options were forfeited or cancelled, of which 178,000 were fully vested. The vested options had a fair value of $409,257 which has been reclassified to contributed surplus.

In the year ended June 30, 2012, 127,960 stock options were forfeited or cancelled, of which 34,195 were fully vested. The vested options had a fair value of $214,000 which has been reclassified to contributed surplus.

[v] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2013 are $5,563,736 [June 30, 2012 - $7,991,811].

June 30, 2013 *(In Canadian dollars)*

12. STOCK-BASED COMPENSATION PLANS

The Company's stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company's policy is to establish annual goals with respect to business strategy and the individual's area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company's performance, and the employee's performance. Stock option grants are approved by the Board of Directors. The Board of Directors considers the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 10 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 8 years based on historical option exercising patterns.

In November 1999, the Company established a Stock Option Plan [the "Plan"] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

In December 2008, the shareholders voted to approve and reaffirm the unallocated options under the plan as required every three years and also voted to amend the stock option plan of the Company to (i) extend the time for exercising an option if the expiry date is during a Black-Out Period, and (ii) include amending procedures that specify which Stock Option Plan changes require shareholder approval.

During fiscal 2011, the Board of Directors amended the Stock Option Plan so that all options granted after December 7, 2010 expire in 10 years. Options granted prior to this date expire in 5 years.

The Stock Option Plan was not re-approved at the 2011 annual meeting of the Company and as a result, in December, 2012, shareholders voted in favour of approving 684,000 options granted to management, directors and employees outside of the plan. Shareholders also voted to reapprove and reaffirm the unallocated options under the plan as required every three years.

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. As at June 30, 2013, there are 821,063 options available for issuance under the Plan. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

A summary of options outstanding as at June 30, 2013 under the plans are presented below:

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighed average remaining contractual life [years]	Weighed average exercise price $	Number of options #	Weighed average remaining contractual life [years]	Weighed average exercise price $
2.09-2.10	730,000	8.93	2.10	267,403	8.93	2.10
3.00-3.22	442,000	7.92	3.19	258,909	7.93	3.17
3.42-3.66	510,000	7.12	3.58	151,232	2.09	3.48
4.15-4.29	190,000	0.97	4.18	190,000	0.97	4.18
	1,872,000			867,544		

A summary of options outstanding as at June 30, 2012 under the plans are presented below:

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighed average remaining contractual life [years]	Weighed average exercise price $	Number of options #	Weighed average remaining contractual life [years]	Weighed average exercise price $
2.09-3.00	804,000	9.86	2.17	48,922	9.36	2.65
3.22-4.15	934,999	5.78	3.51	551,435	4.70	3.61
11.55-13.00	97,000	0.72	12.97	97,000	0.72	12.97
13.50-15.48	113,920	0.73	14.17	113,920	0.73	14.17
	1,949,919			811,277		

For the year ended June 30, 2013, total stock based compensation expense was $988,229 [2012 - $1,125,542], split between general and administrative expense of $579,291 [2012 - $777,797] and research and development of $408,938 [2012 - $347,745].

The fair value of options granted during fiscal 2013 is $853,800 [2012 - $1,091,648]. The fair value of the options at the date of grant for the year ended June 30, 2013 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 8 years [2012 - 8 years], volatility of 0.743 [2012 – between 0.731 and 0.733], risk free interest rate of 1.75% [2012 –1.52%] and a dividend yield of 0% [2012 - 0%].

June 30, 2013 *(In Canadian dollars)*

The weighted average grant date fair value of options granted during the year ended June 30, 2013 was $2.63 [2012 - $1.47].

As at June 30, 2013 and 2012, total compensation cost related to non-vested awards not yet recognized is $1,202,255 and $1,372,169, respectively. The weighted average period over which it is expected to be recognized is 28 and 33 months respectively.

For fiscal 2013, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $2.97 and 7.39 years [2012 - $4.10 and 6.84 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $3.11 and 5.70 years [2012 - $6.19 and 3.82 years].

The intrinsic value of options exercised during fiscal 2013 is $17,596 [2012 - nil] and the intrinsic value of options granted for fiscal 2013 and 2012 is nil.

13. INCOME TAXES

[a] As at June 30, 2013, the Company has total Canadian non-capital losses of approximately $50,544,000 [2012- $62,095,000] available for carryforward. The non-capital losses will begin to expire as follows:

	$
2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	5,481,000
2030	10,188,000
2031	5,677,000
2032	6,565,000
2033	2,457,000
	50,544,000

As at June 30, 2013, the Company also has approximately $37,915,000 [2012 - $35,645,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years' taxable income. During fiscal 2013 the Company recorded $293,000 [2012 - $299,142] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $8,985,000 [2012 - $7,973,000] in federal ITCs and $707,000 [2012 - $628,000] of non-refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company's taxes payable.

[b] Significant components of the Company's unrecognized deferred tax assets and deferred tax liabilities are as follows:

	2013 $	2012 $
Deferred tax assets not recognized		
Capital and intangible assets	2,090,269	2,076,426
Non-capital loss carryforwards	12,855,338	13,735,146
Canadian scientific research and experimental development expenditures	10,047,349	9,445,807
Investment tax credits	7,881,020	7,024,663
Contingent consideration payable	995,428	995,428
Financing and share issuance costs	45,212	60,282
Loss on disposal of SCT shares	33,681	33,681
Total deferred tax assets not recognized	33,948,297	33,371,433
Deferred tax assets and liabilities		
Intangible assets	(531,563)	(2,737,721)
Leasehold inducement	(6,058)	(9,088)
Non-capital loss carryforwards	537,621	2,746,809
Net deferred tax liability	-	-

[c] The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2013 $	2012 $
Tax expense (recovery) at combined federal and provincial rates of 26.5% (2012 – 27.25%)	6,174	(3,343,532)
Non-deductible permanent differences:		
Stock-based compensation	261,881	306,710
Other permanent and non-deductible items	8,576	5,151
Change in future tax rates	-	(1,220,582)
Deferred tax assets (recognized) not recognized for accounting	(276,631)	4,252,253
	-	-

June 30, 2013 *(In Canadian dollars)*

14. EXPENSES BY NATURE

	2013 $	2012 $
Research and development		
Clinical trials and manufacturing	5,084,737	4,448,928
Amortization	1,803,037	1,810,101
Salaries and benefits	1,506,136	1,495,214
Stock compensation expense	408,938	347,745
Facility lease costs and utilities	176,153	208,083
Insurance	90,475	92,189
General laboratory supplies and materials	86,288	95,607
Ontario investment tax credits	(292,892)	(299,142)
	8,862,872	8,198,725
Selling, general and administrative expenses		
Salaries and benefits	1,569,777	1,819,449
Professional fees and services	394,549	693,209
Insurance	250,252	267,208
Stock compensation expense	579,291	777,797
Facility lease costs and utilities	149,046	178,959
Business development, corporate communication and investor relations	354,511	383,287
Regulatory and stock transfer fees	94,481	84,162
Office and related expenses	148,821	178,814
Amortization	17,064	24,395
	3,557,792	4,407,280

15. EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. The outstanding options to purchase common shares of 1,872,000 [June 30, 2012 – 1,949,919] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period or the average price per common share was in excess of the exercise price. For the year ended June 30, 2013 and 2012, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	2013	2012
Income (loss) attributable to equity holders of the Company	$ 23,297	$ (12,269,845)
Weighted average number of common shares outstanding	26,841,528	25,384,199

16. CONTINGENCIES AND COMMITMENTS

[a] As at June 30, 2013, the Company is committed to aggregate expenditures of $7,000 [2012 -$4,000] under its collaboration agreements. In addition, at June 30, 2013, the Company is committed to aggregate expenditures of approximately $187,000 [2012 - $2,654,000] for clinical and toxicity studies to be completed during fiscal 2014, approximately $244,000 [2012 - $711,000] for manufacturing agreements and approximately $11,000 for consulting and other agreements [2012 – $8,000].

Subsequent to June 30, 2013, the Company entered into manufacturing and clinical and toxicity study agreements aggregating approximately $1,100,000.

[b] The Company leases premises under an operating lease which originally expired on June 30, 2011 but the Company has elected to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March 2015. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

	$
2014	158,666
2015	131,763
	290,429

During the year, the rental expense for the various premises under operating leases was $163,660 [2012 - $384,115].

[c] The following commitments are associated with Waratah:

[i] ELND005 Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 with the inventor, an Alzheimer's disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 product.

[ii] TT-401 Diabetes Technology

TT-401 is a dual agonist of the GLP-1 (Glucagon-Like Peptide-1) and glucagon receptors which is being developed to treat type 2 diabetes and accompanying obesity. In March 2010, Transition entered into a licensing and collaboration agreement with Eli Lilly and Company, where Transition acquired the rights to a series of pre-clinical compounds from Lilly, including TT-401 for the treatment of type 2 diabetes.

June 30, 2013 *(In Canadian dollars)*

In June, 2013, Lilly and Transition have amended their agreement to address future development of TT-401 and associated financial arrangements. Lilly will assume all costs and perform all future development and commercialization activities of TT-401. Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase 2 clinical study. If TT-401 is successfully commercialized, Transition will be eligible to receive approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

17. CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	2013 $	2012 $
Trade and other receivables	7,866	111,819
Investment tax credits receivable	61,299	126,673
Prepaid expenses and deposits	(42,878)	434,714
Trade and other payables	(304,766)	233,555
	(278,479)	906,761

18. RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company's directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	2013 $	2012 $
Salaries and other short-term employee benefits	1,714,325	1,391,281
Termination benefits	-	286,761
Stock-compensation expenses	860,897	1,018,174
	2,575,222	2,696,216

During fiscal 2012, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies was nil [2012 – $3,783] and are included in general and administrative expenses. The balance owing at June 30, 2013 and 2012 is nil.

During the year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures ("P&S"), a company that is controlled by a Director of the Company. Total fees and disbursements charged by P&S during the year ended June 30, 2012 was $72,523 which is included in general and administrative expenses. The balance owing at June 30, 2012 is nil. This agreement was terminated effective October 30, 2011.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

20. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. Total revenue recognized during the year ended June 30, 2013 amounted to $17,933,500. The Company received $10,815,200 from Elan Pharma International Limited, a company based in Ireland and received the balance of $7,118,300 from Eli Lilly and Company, a company based in the United States of America.

21. SUBSEQUENT EVENT

[i] On July 23, 2013, the Company entered into an exclusive licensing agreement with Lilly for the worldwide rights to a novel small molecule transcriptional regulator ("TT-601") for the treatment of osteoarthritis pain.

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT-601. As part of this development, Transition plans to file an Investigational New Drug ("IND") application with the Food and Drug Administration to seek clearance for clinical development of TT-601. Following the IND filing, Transition has an option to continue development into clinical studies. Should Transition proceed with development following the IND filing, Transition shall pay Lilly US$1 million.

Also as part of the agreement, Lilly retains an option to reacquire all rights to TT-601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT-601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT-601 should such products be successfully commercialized.

[ii] On August 15, 2013, the Company announced the closing of its private placement financing issuing 2,625,300 units of the Company to existing shareholders, board members and management at a price of US$4.19 per share, raising gross proceeds of US$11.0 million. Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Company. If and when all of the warrants are exercised, the Company may realize up to an additional US$10.7 million in proceeds.

BOARD OF DIRECTORS

Michael R. D. Ashton: Independent consultant to the pharmaceutical industry and former CEO of SkyePharma PLC
Paul Baehr: President, CEO and Chairman of IBEX Technologies Inc.
Dr. Tony Cruz: Chairman and CEO of Transition Therapeutics Inc.
Christopher Henley: President of Henley Capital Corporation
Dr. Gary W. Pace: Chairman and Founder of Sova Pharmaceuticals Inc., Founder, Director and former Chairman and CEO of QRxPharma Ltd.

CORPORATE INFORMATION

Corporate Office

220 - 101 College Street,
Toronto, Ontario, Canada M5G 1L7
Tel. 416-260-7770

Executive Officers

Dr. Tony Cruz, Chairman and CEO
Nicole Rusaw, CFO
Dr. Aleksandra Pastrak, VP Clinical Development and Medical Officer
Carl Damiani, VP Business Development
Dr. Bruce Connop, VP Non-Clinical & Pharmaceutical Development

Auditors

PricewaterhouseCoopers LLP
Toronto, Ontario, Canada

Transfer Agents

Canada:
Computershare Investor Services Inc.
Tel. 800-564-6253

USA:
Computershare Trust Company, NA
Tel. 303-262-0600

LEGAL COUNSEL

Securities:

Canada:
Michael J. Bennett, Norton Rose Fulbright LLP

USA:
Brett Cooper, Orrick, Herrington & Sutcliffe LLP

CORPORATE SECRETARY

Louis Alexopoulos, Sotos LLP

ANNUAL GENERAL MEETING

December 13, 2013 @ 4:00 pm
MaRS Center, South Tower
101 College Street, Main floor, room CR3
Toronto, Ontario, Canada

ELND005 Clinical Trials

	Agitation and Aggression in AD	Bipolar Disorder	Down Syndrome
Study Title:	Efficacy and Safety Study of Oral ELND005 for Treatment of Agitation and Aggression in Patients With Moderate to Severe AD	Efficacy and Safety Study of Oral ELND005 as an Adjunctive Maintenance Treatment in Patients With Bipolar I Disorder	A 4-Week Safety Study of Oral ELND005 in Young Adults With Down Syndrome Without Dementia
Development Stage:	Phase 2	Phase 2	Phase 2
Start Date:	November 2012	August 2012	September 2013
Patient Population:	Male and female patients (aged 50 to 88) with moderate-to-severe Alzheimer's disease	Male and female (aged 18 to 65) patients with Bipolar I Disorder	Male and female (aged 18 to 45) patients with Down Syndrome
Estimated Enrollment:	400	400	24
Study arms:	1. ELND005 BID (twice daily) 2. Placebo BID (twice daily)	1. Lamotrigine or valproic acid + ELND005 BID 2. Lamotrigine or valproic acid + Placebo BID	1. ELND005 BID 2. ELND005 QD (once daily) 3. Placebo BID
Treatment Period:	12 weeks	48 weeks	4 weeks
Primary Endpoints:	• Changes from baseline in modified ADCS-CGIC agitation scores, NPI total scores, MMSE and ADCS-ADL scores • Incidence and severity of adverse events	• Proportion of patients with recurrence of any mood episodes • Time to recurrence of a depressive episode • Time to recurrence of a manic/ hypomanic or mixed episodes	• Incidence of adverse events • Changes from baseline in physical and neurological examinations
Clinical Study Sites:	76 sites in US, Canada, Spain, UK	68 sites in US, Canada, Spain, Bulgaria, Czech Republic, Poland)	US
Status:	Recruiting	Recruiting	Recruiting

FAST TRACK STATUS

In July 2013, the US FDA has granted Fast Track Designation to ELND005 for NPS in AD that facilitates the development and expedite the review of ELND005.

ELND005 PARTNERSHIP WITH ELAN

- Total upfront and milestone payments of up to US$133M ($40M received to date)
- Tiered royalties ranging from 8% to 15% based on net sales for all indications
- 10% of sub-licensing income
- Elan is responsible for all costs and clinical development

TT401 for Diabetes and Obesity

NEXT GENERATION GLP-1 THERAPY TO PROVIDE ADDITIONAL BENEFITS TO DIABETES PATIENTS

TT401 is a GLP-1 dual agonist that targets both the GLP-1 receptor and the glucagon receptor, potentially providing better outcomes for type 2 diabetes and obese patients.



Non-diabetic
(67%)
Pre-diabetic
(25%)

US Population (310 million)

Type 2 diabetes is caused by insulin resistance, a disorder in which the body does not properly use insulin required for the conversion of food into energy. The disease has been growing in epidemic proportions around the world, especially in developed countries. In the U.S. alone, one-third of the entire population has either diabetes or a pre-diabetic condition having blood sugar levels above the normal range. Obesity, which is considered to be the primary cause of diabetes, is rising and expanding the number of diabetes patients.

TT401 for Diabetes and Obesity

Of the people diagnosed with the disease, 80 to 90 percent are also obese. Recognition of the close link between diabetes and obesity has made the industry seek weight loss as an additional therapeutic target for the treatment of type 2 diabetes.

The fastest growing segment of the diabetes therapeutic market is the glucagon-like-peptide-1 (GLP-1) agonist drug class. GLP-1 is a gut hormone secreted after meals and plays an important role in regulating blood glucose. GLP-1 agonists (Byetta® and Victoza®) provide effective glucose control in diabetes patients. Important advantages of GLP-1 agonists include no risk of hypoglycemia as well as marginal weight loss in contrast to conventional diabetes drugs.

TT401 is a GLP-1 dual agonist that targets both the GLP-1 and glucagon receptors. These receptors play integral roles in regulating appetite, food intake, satiety and energy utilization in the body. Some of the key advantages of TT401 include effective glucose control, reduction in body weight, improved lipid profile and ease of dosing (once weekly).



Change in body weight (%)
10
0
-10
-20
-30
Control
GLP-1
TT401
0
9
18
27
Treatment day

Figure 4.
TT401 enchances body weight reduction compared to GLP-1 alone in animal model

GLP-1 agonists

- Targets GLP-1 receptor alone
- Effective glucose control with no risk of hypoglycemia
- Marginal weight loss

NEXT GENERATION GLP-1 PRODUCT

TT401 GLP-1 dual agonists

- Targets GLP-1 and glucagon receptor
- All clinical benefits of GLP-1 agonists
- Provides greater weight loss
- Improves lipid profile
- Better safety profile

TT401 has been evaluated in a recent proof-of-concept study with 50 obese diabetic patients (five dose levels) as well as 10 non-diabetic obese patients (one dose level). Patients received TT401 or placebo once weekly for five weeks. The results demonstrated TT401 could provide broader therapeutic benefits to patients with type 2 diabetes.

PROOF-OF-CONCEPT STUDY: KEY FINDINGS

- Three highest dose groups showed significant reduction in fasting plasma glucose relative to placebo
- Significant body weight reduction from baseline in three highest dose groups
- A similar reduction in body weight in the non-diabetic obese subjects
- An acceptable safety and tolerability profile at all doses
- Decreased appetite was the most common adverse event noted
- Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates

LILLY EXERCISED OPTION TO DEVELOP TT401

- Transition receives a US$7 million option payment
- Lilly assumes all costs and will perform all future development and commercialization
- Transition to contribute US$14 million to TT401 Phase II study in three installments
- Transition will be eligible to receive
  - US$240M in milestone payments
  - A double digit royalty on sales of TT401 products
  - A low single digit royalty on related compounds

CORPORATE PROFILE

Common stock: **TTHI** on NASDAQ and **TTH** on TSX

Market cap: **$140M** (Oct 22, 2013)

Shares outstanding: **33.3M** (fully diluted)

Cash and STI: **$37M** (Sept 30, 2013)

Debt: **$0**

MANAGEMENT

Dr. Tony Cruz CEO and Chairman

Nicole Rusaw Chief Financial Officer

Dr. Aleksandra Pastrak VP Clinical Dev. & Med. Officer

Carl Damiani VP Business Development

Dr. Bruce Connop VP Non-Clinical & Pharma. Dev.

CONTACT INFORMATION

101 College Street, Suite 220

Toronto, Ontario, Canada M5G 1L7

Tel: 1-416-260-7770

eMail: info@transitiontherapeutics.com

Internet: www.transitiontherapeutics.com